ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), effective as of December 18, 2017 (the “Effective Date”), is entered into by and between YP Holdings, LLC, a Texas limited liability company (“Assignor”), and the party identified on Schedule A hereto (the “Assignee”), which shall be acknowledged by the Company, as defined below.

WHEREAS, Assignor and Assignee desire to enter into this Agreement to provide for the (a) assignment to Assignee of all of Assignor’s rights (together, the “Assigned Assets”) (i) with respect to $750,000 of the principal (but excluding any accrued and unpaid interest thereon) under that certain Convertible Promissory Note issued by Boston Carriers, Inc. (“Company”) to the order of Assignor on June 9, 2016 in the principal amount of $3,000,000 (the “Note”), assumption by Assignee of all of Assignor’s obligations arising under the Assigned Assets (together, the “Assumed Obligations”), and (c) Assignee’ payment to Assignor of an aggregate purchase price of $750,000 for the Assigned Assets (the “Purchase Price”).

WHEREAS, contemporaneously herewith the Assignee and Company shall enter into an exchange agreement (the “Exchange Agreement”).

NOW THEREFORE, in consideration of the foregoing recitals, the covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company, Assignor and Assignee agree as follows:

1.                  Assignment and Assumption. Subject to and conditioned upon Assignee’ payment of certain amounts to Assignor as provided in Section 2 hereof on the Effective Date, the Company and Assignee entering into the Exchange Agreement, and for other good and valuable consideration, (a) Assignor hereby assigns, transfers, and conveys to Assignee all of Assignor’s right, title and interest in, to and arising under the Assigned Assets and Assignee hereby accepts the same in the amounts set forth on Schedule A, and (b) Assignee hereby assume and agree, jointly and severally, to be bound by all of Assignor’s obligations arising under the Assumed Obligations.

2.                  Payments. On the Effective Date, the Assignee shall pay to Assignor its pro rata portion of the Purchase Price as set forth on Schedule A.

3.                  Representations and Warranties of the Assignor. The Assignor hereby makes the following representations and warranties to the Assignee as of the Effective Date:

a.                   The Assignor has full limited liability company power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by the Assignor and constitutes the legal, valid and binding obligation of the Assignor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

b.                  With respect to the transaction contemplated hereby, the Assignor is the sole record and a beneficial owner of the Assigned Assets.

c.                   The Assignor knows of no regulatory inquiry into the transaction or transactions that gave rise to the Assigned Assets.

4.                  Representations and Warranties of the Assignee. The Assignee hereby makes represents and warrants to the Assignor that (a) such Assignee has full limited liability company power and authority to enter into this Agreement and to consummate the transaction contemplated hereby, and (b) this Agreement has been duly and validly executed and delivered by such Assignee and constitutes the legal, valid and binding obligation of such Assignee, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

5.                  Waiver. In consideration of Assignor’s forbearance with respect to the Note and assignment of the Assigned Assets hereunder, Seller’s other agreements herein and other good and valuable consideration, the Assignee acknowledges, agrees and affirms that such Assignee does not possess, and hereby waives, any and all liability, claims, demands, damages, costs, expenses, actions and causes of action, in law or in equity (collectively, “Claims”), against Assignor or any of its affiliates, heirs, successors or assigns with respect to the Assigned Assets, including any Claim for repayment, restoration, or return, in whole or in part, of any payment previously paid or transferred to Assignor in full or partial satisfaction of the Note, as a result of such payment or transfer, or the incurrence of the obligation so satisfied, being void, voidable, or otherwise recoverable under any state or federal law.

6.                  Bifurcation of Note. Company shall bifurcate and further agrees to reissue (a) the portion of the Note not assigned to Assignee hereunder to the Assignor (i.e., for $1,000,000 of principal and in form and substance acceptable to Assignor), and (b) the Assigned Assets to the Assignee in the amounts set forth on Schedule A.

7.                  Rights of Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to this Agreement and their respective successors and assigns.

8.                  Benefits. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

9.                  Multiple Counterparts. This Agreement may be executed in multiple counterparts, by original or facsimile signature, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

10.              Governing Law. The parties agree that this Agreement shall be construed solely in accordance with the laws of the State of Delaware, notwithstanding its choice or conflict of law principles, and any proceedings arising among the parties in any matter pertaining or related to this Agreement shall, to the extent permitted by law, be heard solely in the State and/or Federal courts located in Delaware.

11.              Further Actions. The parties covenant and agree to execute such other instruments or documents and to take such further action as may be reasonably necessary or appropriate to fulfill the purpose of this Agreement.

12.              Headings. The paragraph headings of this Agreement are for convenience of reference only and do not form a part of the terms and conditions of this Agreement or give full notice thereof.

13.              Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.              Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

if to Assignor:

YP Holdings, LLC

With a copy (which shall not constitute notice) to:

if to Assignee:

To the addresses set forth on Schedule A.

with a copy (which shall not constitute notice) to:

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

Attn: David E. Danovitch

875 Third Avenue, 9th Floor

New York, NY 10022

Email: ded@robinsonbrog.com

if to Company:

Boston Carriers, Inc.

with a copy (which shall not constitute notice) to:

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied.

15.              Entire Agreement. This Agreement contains the entire understanding between the parties, no other representations, warranties or covenants having induced either party to execute this Agreement, and supersedes all prior or contemporaneous agreements with respect to the subject matter hereof. This Agreement may not be amended or modified in any manner except by a written agreement duly executed by the party to be charged, and any attempted amendment or modification to the contrary shall be null and void and of no force or effect.

16.              Modification. This Agreement may only be modified in a writing signed by all parties hereto.

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IN WITNESS WHEREOF, Assignor and Assignee have executed this Agreement as of the date first set forth above.

ASSIGNOR:
YP HOLDINGS, LLC
By:_________________ Its Manager

Company hereby acknowledges and agrees to this Agreement and agrees that Company shall recognize the Assignee as the true and lawful owner of the assigned Note.

COMPANY:

BOSTON CARRIERS, INC.

By: __

Name:

Title:

[Assignor and Company Signature Page to Assignment and Assumption Agreement]

IN WITNESS WHEREOF, Assignor and Assignee have executed this Agreement as of the date first set forth above.

ASSIGNEE:

Yaniv Equity, LP

By: ____________________________

Name:

Title:

[Assignee Signature Page to Assignment and Assumption Agreement]

SCHEDULE A

Assignee Name and Notice Address	Purchase Price	Principal Note Portion Assigned to Assignee

Yaniv Equity, LP

Total	$750,000	$750,000

Assignor’s Wire Instructions: